Global Health Solutions, Inc.



ANNUAL REPORT

250 N. Westlake Blvd.

Westlake Village, CA 91362

(818) 564-4011

https://turntherapeutics.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Global Health Solutions, Inc., doing business as Turn Therapeutics ("Turn Therapeutics" or "Turn" or the "Company"), was originally incorporated as Global Health Solutions LLC, a Delaware limited liability company formed on 01/06/2015 primarily to hold intellectual property. The Company converted to Global Health Solutions, Inc., a Delaware C Corporation on 10/12/2018.

Turn Therapeutics is a pharmaceutical and medical device company boasting 3 FDA Marketing Approvals, a licensing agreement with MiMedx with a total potential value of $70MM+, and a track record of 200,000+ applications of its flagship formula, Hexagen®. The Company seeks to expand the indications of this flagship formula to target moderate to severe eczema and onychomycosis (toenail fungus), both of which are underserved, multi-billion dollar markets.

From formula creation with barrels of chemicals and store-bought hardware to liquidating his 401(k), company founder Bradley commissioned data from independent laboratories and took his formula through the FDA marketing approval process for a remarkably low $24,000 – ultimately gaining an additional two FDA marketing approvals. The Hexagen formula has been applied over 200,000 times in humans, including for critically colonized, advanced wounds, burns, as well as dermatitis, all with zero reported adverse events. Turn has been granted twelve U.S. patents and provisional patents, multiple international patents, and secured a $70MM+ Commercial License Deal with MiMedx (total expected value) for a novel biologic created by Turn.

With three FDA marketing approvals in advanced wound and dermatitis management, Turn offers more than mere products; it offers a transformative ethos rooted in safety, effectiveness, compassion, and patient education.

The Company recently entered into an equity financing agreement whereby the company may sell up to $75M of Common Stock to the investor if the Company's shares are ever listed on a public exchange. The Company provided public notice of the agreement on Business Wire on 12/13/24 and via an update on the Company's StartEngine campaign page.

This agreement does not represent a current investment or guarantee future capital. There is no assurance that the necessary events to trigger the agreement will occur. The Company is under no obligation to list publicly.

Previous Offerings

Name: Common Stock

Type of security sold: Equity
Final amount sold: $850,000.00
Number of Securities Sold: 122,655
Use of proceeds: FDA approval work for Flex AM, license deal legal fees, and CMC work for GX-03.
Date: May 01, 2023
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,450,000.00
Number of Securities Sold: 421,299
Use of proceeds: Operating capital, safety/efficacy trials for Flex AM, marketing for CurX Hand Sanitizer, and CMC work for GX-03
Date: August 01, 2022
Offering exemption relied upon: 506(c)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $926,301.35
Number of Securities Sold: 117,456
Use of proceeds: R&D, company employment, and working capital
Date: October 21, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:
With current capital on hand, the Company can operate for 10-12 months. Drug development organizations traditionally do not generate profit until new drug approvals are reached and commercialization of said new drugs commences by the company or strategic partners.

Foreseeable major expenses based on projections:
Clinical trial and regulatory costs intended to achieve new drug approval(s) encompass the major expenses the Company foresees.

Future operational challenges:
Clinical trial recruitment can pose a challenge to any drug development organization. Additionally, the uncertainty surrounding the regulatory landscape for FDA approvals can extend forecasted timelines.

Future challenges related to capital resources:
With successful phase 1 data, the Company would need to raise additional capital to fund phase 2 and phase 3 trials, safety and efficacy trials, as well as new drug approval submission(s) and subsequent commercialization if the assets are not partnered prior to commercialization.

Future milestones and events:
The successful completion of this financing enables us to commence of our phase 2 RCT for eczema drug indication. The achievement of our next milestone with Mimedx would positively impact the Company financially. The completion of a commercial partnership with Xeal Antimicrobial would also positively impact the Company financially.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $872,599.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of December 31, 2024 and 2023, the Company did not have any debt obligations outstanding.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bradley Burnam

Bradley Burnam's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer and Director
Dates of Service: January, 2015 - Present
Responsibilities: Chief Executive Officer, Founder, Director, Chief Financial Officer and lead formulator. Bradley currently works full-time for the Company and receives salary compensation of approximately $400K per annum.

Other business experience in the past three years:
Employer: Bradley Burnam Consulting (Sole Proprietor-Personal Consulting)
Title: Consultant
Dates of Service: August, 2021 - Present
Responsibilities: Assistance with regulatory matters for medical device and cosmetic companies. Bradley's work commitment to this company is de minimus and he does not foresee increased or much continued work for this company in the future.

Name: Andrew Gengos
Andrew Gengos's current primary role is with Tern Pharmaceuticals as CFO. Andrew Gengos currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January, 2020 - Present
Responsibilities: Andrew serves as a member of the Board of Directors. Andrew does not receive salary compensation for this role.

Other business experience in the past three years:
Employer: Athira Pharma
Title: CFO and CBO
Dates of Service: May, 2023 - Sep, 2024
Responsibilities: Andrew manages finance, accounting, financing, corporate strategy, investor and public relations, and facilities.

Other business experience in the past three years:
Employer: Cyteir Therapeutics
Title: CBO
Dates of Service: January, 2020 - February, 2023
Responsibilities: Andrew managed finance, accounting, financing, strategy, quality, and IT.

Name: Neilesh Ghodadra
Neilesh Ghodadra's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Medical Officer and Director
Dates of Service: October, 2017 - Present
Responsibilities: Chief Medical Officer and Director. Neilesh does not currently receive salary compensation for this role.

Other business experience in the past three years:
Employer: Neil Ghodadra MD Inc
Title: Owner/President
Dates of Service: July, 2011 - Present
Responsibilities: Orthopedic surgeon and principal officer of the organization.

Name: Abraham Chesed
Abraham Chesed's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October, 2017 - Present
Responsibilities: Member of the Board of Directors as well as strategic advisor for financing/transactions.

Other business experience in the past three years:
Employer: Processing.com
Title: CEO
Dates of Service: January, 2011 - January, 2019
Responsibilities: Founder and CEO of the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: BEB Holdings, LLC (100% owned and managed by Bradley Burnam and includes votes held by proxy)
Amount and nature of Beneficial ownership: 8,020,130 shares of Common Stock
Percent of class: Approximately 59.75% (Outstanding) and 56.00% (Fully Diluted)

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, Bradley Burnam, CEO paid certain expenses on the Company's behalf. As of December 31, 2024, the amount owed to CEO for these reimbursable expenses amounted to $34,074.

OUR SECURITIES

Common Stock
The amount of security authorized is 20,000,000 with a total of 13,422,845 issued and outstanding.

Voting Rights
1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights
The total amount outstanding does NOT include 43,872 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also does NOT include 839,527 shares to be issued pursuant to stock options issued.

The total amount outstanding does NOT include 335,458 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our FleX AM devices. Delays or cost overruns in the development of our FleX AM devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Global Health Solutions, Inc., D/B/A Turn Therapeutics, was formed on 1/06/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Turn Therapeutics has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Company's products and pipeline are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the

Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Regulation by the US Food and Drug Administration (FDA) Our products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. Patent Dispute The America Invents Act enabled individuals with access to proprietary information to attempt to achieve priority filing dates on patent rights. The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of our issued patents. The Company currently has the freedom to operate due to its issued patents and this dispute is expected to be resolved via mediation. The Company's products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs. The Company utilizes an extensive network of contract manufacturers, including chemical manufacturers and contract production manufacturers. Many of these facilities are subject to ongoing regulation, including periodic inspections by the FDA and other regulatory authorities. Possible regulatory actions for non-compliance on the part of these manufacturers could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products, and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations, refunds, recalls, or seizures of our products, and a total or partial shutdown of production in one or more of our facilities while we or our suppliers remedy the alleged violation, and/or withdrawals or suspensions of current products from the market. Any of these events could disrupt our business and have a material adverse effect on our business. After our products receive regulatory approval or clearance, we, and our direct and indirect suppliers, remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations and claims. For example, the FDA conducts ongoing inspections to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the Good Manufacturing Practice regulations, the Quality System Regulation, and other FDA regulations. Adverse findings during regulatory inspections may result in the implementation of Risk Evaluation and Mitigation Strategies programs, completion of government-mandated post-marketing clinical studies, and government enforcement action relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above. The Company has a vast intellectual property portfolio, encompassing multiple FDA marketing approvals, trademarks, and domestic/international patents. These patents include protection for the Company's proprietary mixing process, and compositions, as well as uses for its technology (i.e. toenail fungus). Furthermore, while the Company's product/formula known commercially as Hexagen and/or AtopX is protected by patents, the exact composition remains a trade secret covered within ranges of ingredients within said patents. Proper security measures are in place to protect/disclose this formula should anything happen to the current holder of this trade secret. From time to time, companies with potentially valuable intellectual property are faced with individuals who attempt to claim that they, too, are inventors of similar technology. The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of the Company's issued patents. The Company has the freedom to operate its issued patents, is aggressively defending this position, and is seeking to resolve this matter via mediation. The Company has successfully proven to the USPTO that the inventor of the Company's patents did independently conceive of the inventions. The Company expects to prevail in this matter. Should the case not settle or the Company not prevail, any remedy for infringement, if any, would be limited to the current precedent of a de minimus royalty, and said de minimis royalty would not be due until after profit is achieved from commercialization of its new drugs.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Global Health Solutions, Inc.

By   /s/ *Bradley Burnam*

      Name: Global Health Solutions Inc. dba Turn Therapeutics

      Title: CEO, Principal Accounting Officer, Director

FINANCIAL STATEMENTS

GLOBAL HEALTH SOLUTIONS, INC. DBA TURN THERAPEUTICS



CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2024
AND
DECEMBER 31, 2023

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS:

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
Consolidated Balance Sheets

		As at December 31,		
		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	872,599	$	1,180,997
Prepaids and Other Current Assets		180,325		20,820
Total Current Assets		**1,052,924**		**1,201,817**
Right-of-Use Asset		120,452		32,166
Intangible Assets		821,931		769,939
Security Deposit		8,582		8,582
TOTAL ASSETS	$	**2,003,889**	$	**2,012,504**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable And Accrued Expenses	$	543,055	$	455,907
Current Portion of Operating Lease Liability		40,660		34,141
Deferred Revenue		1,438,012		1,438,013
Total Current Liabilities		**2,021,727**		**1,928,061**
Operating Lease Liability, net of current portion		80,376		-
TOTAL LIABILITIES		**2,102,103**		**1,928,061**
STOCKHOLDERS' EQUITY				
Common Stock, $0.001 par value, 20,000,000 shares authorized at December 31, 2024 and 2023, 13,422,845 and 13,247,241 shares issued at December 31, 2024 and 2023, respectively		1,342		1,324
Additional Paid in Capital		21,999,061		20,297,016
Accumulated Deficit		(22,098,617)		(20,213,897)
Total Stockholders' Equity		**(98,214)**		**84,443**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**2,003,889**	$	**2,012,504**

See accompanying notes to consoldiated financial statements

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses:		
General And Administrative	$ 1,667,473	$ 3,073,731
Research & Development	245,956	7,500
Total Operating Expenses	**1,913,429**	**3,081,231**
Loss from Operations	**(1,913,429)**	**(3,081,231)**
Other (Expense) Income:		
Interest Income	28,709	15,882
Other Income (Expense), net	-	-
Total Other (Expense) Income, net	**28,709**	**15,882**
NET LOSS	**$ (1,884,720)**	**$ (3,065,349)**

See accompanying notes to consoldiated financial statements

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Defecit	Equity (Defecit)
Balance at December 31, 2022	**13,175,091**	**$ 1,317**	**$ 18,373,244**	**$ (17,148,548)**	**$ 1,226,013**
Issuance of Common Stock	72,150	7	499,993	-	500,000
Stock-based Compensation Expense	-	-	1,423,779	-	1,423,779
Net Loss	-	-	-	(3,065,349)	(3,065,349)
Balance at December 31, 2023	**13,247,241**	**1,324**	**20,297,016**	**(20,213,897)**	**84,443**
Issuance of Common Stock under Regulation Crowdfunding, net of issuance costs	175,604	18	1,132,364	-	1,132,382
Stock-based Compensation Expense	-	-	569,681	-	569,681
Net Loss	-	-	-	(1,884,720)	(1,884,720)
Balance at December 31, 2024	**13,422,845**	**$ 1,342**	**$ 21,999,061**	**$ (22,098,617)**	**$ (98,214)**

See accompanying notes to consoldiated financial statements

GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2024	2023
Cash Flows From Opearting Activities		
Net Loss	$ (1,884,720)	$ (3,065,349)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and Amortization	47,483	43,920
Stock-based Compensation Expense	569,681	1,423,779
Non-cash Operating Lease Expense	(1,392)	(1,055)
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	(159,505)	1,653
Accounts Payable And Accrued Expenses	87,148	199,947
Deferred Revenue	-	19,425
Net Cash Used in Opearting Activities	**(1,341,305)**	**(1,377,680)**
Cash Flows From Investing Actvities		
Purchases of Intangible Assets	(99,475)	(44,306)
Net Cash Used in Opearting Activities	**(99,475)**	**(44,306)**
Cash Flows From Financing Activities		
Proceeds From Issuance Of Stock, net of issuance costs	1,132,382	500,000
Net Cash Provided By Opearting Activities	**1,132,382**	**500,000**
Net Increase (Decrease) in Cash and Cash Equivalents	(308,398)	(921,986)
Cash and Cash Equivalents at Beginning of Year	1,180,997	2,102,983
Cash and Cash Equivalents at End of Year	$ **872,599**	$ **1,180,997**
Supplemental Disclosure of Non-cash Activities		
Right-of-use Assets Acquired Against Lease Liability	$ 133,615	$ -

See accompanying notes to consoldiated financial statements

1.   NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics (hereinafter referred to as the "Company", "we", "us", "our", "GHS" or "Turn"), was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. The Company's headquarters are located in Westlake Village, California.

The Company conducts research, development and commercialization of novel medical devices, drugs, pharmaceuticals and cosmetics.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of its wholly-owned subsidiary Turn Consumer LLC (collectively, the "Company", "we", "us", "our", "GHS", "Turn") over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

We maintain our cash with major financial institutions located in the United States of America which we believe to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, our cash balances may exceed the federally insured limits. As of December 31, 2024, and December 31, 2023, cash and cash equivalents exceeded FDIC-insured limits by $585,635 and $737,304, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and short-term financial instruments with an original maturity of three months or less at the time of purchase.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Normal repairs and maintenance costs are charged expensed as incurred. Additions and major improvements which materially increase the value or extend useful lives are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings for the period.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method. The estimated service lives for property and equipment are as follows:

Category	Useful Life (Years)
Machinery & Equipment	5 Years
Computer Equipment	5 Years

Intangible Assets

We capitalize costs associated with obtaining patents and trademarks that have been successfully approved by the US Patent and Trademark Office. Intangible assets are amortized over the estimated useful life of 17 years and trademark costs are indefinite-lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

Under ASC Topic 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of Topic 606, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to a customer.

The Company is currently not generating revenues.

Income Taxes

The Company is taxed as a 'Corporation' for both federal and state income tax purposes. The Company accounts for income taxes using the asset and liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. We record interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

We are required to evaluate the tax positions taken in the course of preparing tax returns to determine whether tax positions will more likely than not be substantiated by the tax authorities. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as a tax expense. The amount recognized is subject to estimate and judgement with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual or all uncertain tax position(s) could differ from the amount that is initially recognized. We recognize interest and/or penalties related to tax matter as income tax expense.

Stock-Based Compensation

We account for stock-based compensation for both employees and non-employees in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2025.

3. INTANGIBLE ASSETS

Intangible assets consists of:

As of December 31,		2024		2023
Patent	$	993,759	$	894,382
Trademark		32,957		32,859
Intangible Assets, at cost		**1,026,716**		**927,241**
Accumulated Amortization		(204,785)		(157,302)
Intangible Assets, net	$	**821,931**	$	**769,939**

Amortization expenses for the years ended December 31, 2024, and 2023 were $43,180 and $47,483 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2024, and December 31, 2023, 13,422,845 and 113,247,241 shares were issued and outstanding, respectively.

Crowdfunding Offering

During 2024, the Company launched a crowdfunding campaign with StartEngine as its registered platform. The Company was offering common stock with an offering price of $9.18. During the year ended December 31, 2024, the Company raised #1,132,382 in net proceeds and issued 175,604 shares of common stock.

Share Purchase Agreement

In December 2024, the Company entered into a share purchase agreement with a certain investor for sale of common stock of up to $75,000,000 (the "Aggregate limit") contingent upon the Company achieving a public listing of its common stock. The agreement allows the Company to put its common stock to the investor at 90% of the average daily closing prices during the draw-down pricing period and the draw down amount not exceeding 300% of the average trading volume of 15 days immediately preceding the draw down exercise date. The agreement allows the Company to put restrictions on stock sales volume by investor, prohibitions on short selling by investor and the Company being able to set a threshold 'floor' price during draw-down periods. On public listing date, the Company shall issue a warrant to the investor granting the right to purchase the Company's common stock representing 4% of the total equity interest. The Company shall pay a commitment fee of 1% of the Aggregate limit either in cash or common stock under the agreement. If the Company is sold in a private transaction, a fee of 1% of the total consideration received by the Company shall be paid to the investor.

5. SHARE-BASED COMPENSATION

In 2018, the Board authorized the Stock Option Plan (which may be referred to as the "2018 Plan"). 1,000,000 shares of our Common Stock were originally reserved to be issued under the Plan and in July 2024, the Board amended the 2018 Plan to decrease the shares reserved to 754,467. As of December 31, 2024, no options to purchase shares of our common stock were available for grant and 754,467 shares of our common stock were outstanding under the 2018 Plan.

In 2024, the Board authorized a new Stock Option Plan (which may be referred to as the "2024 Plan"). 445,533 shares of our Common Stock were reserved to be issued under the 2024 Plan, which provides for the grant of shares of stock options to employees, non-employee directors, and non-employee consultants. As of December 31, 2024, 335,458 options to purchase shares of our common stock were available for grant and 110,075 shares of our common stock were outstanding under the 2024 Plan.

Stock Options

The following table summarizes option activity for the years ended December 31, 2024 and 2023:

	Shares	Weigheted Average Exercise Price per Share (USD)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2023	1,136,168	$ 7.00	6.90	$ 1,803,150
Granted	-	-	-	-
Excercised	-	-	-	-
Cancelled/expired	(254,467)	(15.72)	-	-
Outstanding at December 31, 2023	**881,701**	**$ 4.48**	**5.58**	**$ 1,803,150**
Excercisable at December 31, 2023	**815,433**	**$ 4.84**	**5.58**	**$ 1,803,150**
Granted	110,075	9.18	-	-
Excercised	-	-	-	-
Cancelled/expired	(152,249)	(7.42)	-	-
Outstanding at December 31, 2024	**839,527**	**$ 4.56**	**4.60**	**$ 3,876,925**
Excercisable at December 31, 2024	**788,476**	**$ 4.86**	**4.60**	**$ 3,876,925**

We use the Black-Scholes option pricing model with the following assumptions to estimate the stock-based compensation expense:

	For the Years Ended December 31, 2024	2023
Weighted-average risk-free interest rate	4.25%	-
Dividend yield	0.00%	-
Expected holding period (years)	10	-
Weighted-average volatility	75.00%	-
Estimated forefeiture rates for options granted	0.00%	-

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The expected holding period for employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

We determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

We estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $569,681 and $1,423,779, respectively. As of December 31, 2024, the unrecognized stock-based compensation expense was $379,956.

6. WARRANTS

In 2017, the Company issued warrants to purchase common units to an investor. Upon conversion to a corporation in 2018, the warrants were amended to purchase common stock.

The fair value of warrants is estimated on the grant date using the Black-Scholes option valuation model and expense is recognized ratably over the vesting period. The valuation model uses substantially the same assumptions as the share-based options except for the term of 20 years instead of 10 years. As of December 31, 2024, and 2023, there were 23,810 warrants outstanding and expected to vest. There were no warrants issued during the years ended December 31, 2024 or 2023.

7. LEASE

We have a single lease for our headquarters, which includes office space, in Westlake Village, California. The lease commenced in September 2022 and was set to expire in August 2024. In September 2024, we signed a new lease agreement for the same office space, upon expiry of the previous lease with a new expiration set to be in August 2027. Monthly payments under the renewed lease range from $4,112 to $4,405.

The aggregate minimum annual lease payments under the operating leases in effect as of December 31, 2024 were:

Year ending December 31,		
2025	$	49,920
2026		51,668
2027		35,240
2028		-
2029		-
Thereafter		-
Total undiscounted lease payments	$	**136,828**
Less: Present value discount		(15,792)
Total Lease Liability	$	**121,036**

The lease had a remaining term of 2.7 years and 0.7 years as of December 31, 2024 and 2023, respectively. The lease liability was calculated based on a weighted-average discount rate of 8.54% as of December 31, 2024 and 2023. During the years ended December 31, 2024 and 2023, we made cash payments for amounts included in the measurement of lease liabilities of $42,194 and $50,060, respectively.

8. RELATED PARTY

During the year ended December 31, 2024, Bradley Burnam, CEO paid certain expenses on the Company's behalf. As of December 31, 2024, the amount owed to CEO for these reimbursable expenses amounted to $34,074.

9. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has a commitment to issue warrants equal to 4.00% of the common equity to a certain investor under the share purchase agreement upon listing of Company's stock on a stock exchange and an additional 1.00% commitment fee payable in cash or common stock. In the event the Company is sold in a private transaction, 1.00% of total consideration received shall be payable to the investor.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 25, 2024.

The Company closed its crowdfunding campaign with StartEngine on March 15, 22025.

The Company launched a new crowdfunding campaign under Regulation A with StartEngine as its registered platform. The Company is offering common stock at an offering price of $11.26 per share.

The Company raised $450,000 from accredited investors through a Regulation D offering. The Company is offering Common Stock to accredited investors. The Company issued 49,019 shares against the gross proceeds of $450,000 and 14,706 warrants with an exercise price of $0.01. As of April 25, 2025, 6,536 warrants have been exercised against cash proceeds of $65.

The Company entered into an amendment for the Share Purchase Agreement (Note 4) wherein, the commitment has been increased by $10,000,000 and shall be available as a draw down on first day of the public trading of the Company's stock.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,884,720, an operating cash outflow of $1,341,305, and liquid assets in cash of $872,599, which are less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

The Company's business is dependent on successful clinical trials of its products as well as FDA clearances/approvals for its products. The Company has three FDA clearances for medical devices, two of which were obtained by the fourth quarter of 2017. After learning of high-need drug indications the core technology could service via investigator-initiated clinical trials, the Company removed these initially cleared medical devices from commercial sale to focus its efforts on achieving these higher-value drug indications. In 2020, the Company conducted human clinical trials of its foundational product as a COVID-19 therapeutic. In 2022, the Company entered into a licensing agreement for a biologic product it developed and is pending FDA approval. The Company has also packaged two of its currently FDA-cleared products for out-licensing to advanced wound care organizations with the intent to receive additional upfront and future royalty payments to aid in funding its pharmaceutical drug trials. The Company is currently in the process of raising funds to dramatically increase its drug development pipeline through expanded clinical trials for multiple disease indications and the buildout of staffing required to conduct such drug development. Failure to obtain meaningful clinical data, get further clearances/approvals from the FDA, or an inability to successfully develop license or market products could have a material adverse effect on the business, prospects, or operations of the Company.

The Company has incurred operating losses and negative operating cash flows before financing activities since inception and has primarily relied on equity financing to fund its operations and may need to continue to raise additional capital to continue operations. The Company is subject to risk associated with a company at its relatively early stage, including the need to develop, demonstrate and refine its products and services, produce successful results from clinical trials, expand its management and technical team, obtain customers upon placing products for sale and ultimately sustain its profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development for a year from the report date of these consolidated financial statements. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on the Company's financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Bradley Burnam, Principal Executive Officer of Global Health Solutions, Inc., hereby certify that the financial statements of Global Health Solutions, Inc. included in this Report are true and complete in all material respects.

Bradley Burnam

CEO, Principal Accounting Officer, Director